[WM Letterhead]

October 1, 2013

Via UPS and EDGAR

Mr. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 14, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed July 30, 2013
File No. 1-12154

Dear Mr. Cash:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 27, 2013 relating to the above-referenced filings (the “Form 10-K” and “Form 10-Q”) of Waste Management, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports on Forms 10-K and 10-Q. For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-K for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosure or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We acknowledge the Staff’s comment and confirm that we will do so.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 42

2.	Please revise your MD&A for all periods presented to include an analysis of the three reportable segments of your solid waste business. Please refer to Item 303(A) of Regulation S-K.

Response:

We will revise our MD&A in future filings to include revenues and income from operations for each reportable segment in tables comparable to those that appear on pages 42 and 52, respectively, of the Form 10-K. We are the leading provider of comprehensive waste management environmental services in North America, including collection, transfer, recycling and resource recovery, and disposal services for residential, commercial, industrial and municipal customers (our “Solid Waste business”). Given the integrated and homogenous nature of our Solid Waste business, we believe the most effective recurring MD&A analysis of our Solid Waste business should be conducted at the consolidated Solid Waste level. As discussed in our response to comment five, we believe aggregation of the Solid Waste operating segments is consistent with the objective and principles of ASC 280. In accordance with Item 303(A) of Regulation S-K, we will discuss reportable segment information and other subdivisions of our business, including, for example, revenue trends by Collection line of business and geographic trends and developments, where we believe such discussion would be appropriate to an understanding of our business.

Consolidated Financial Statements, page 70

20. Variable Interest Entities, page 131

3.	You disclose on page 132 that you have not consolidated the U.K. waste-to-energy and recycling facility joint venture because all decision-making responsibility is shared jointly with your joint venture partner and thus you do not have the power to individually direct the entity’s activities. So that we may better understand your accounting for this investment, please refer to ASC 810-10-25-38 and address the following:

•	Identify the activities that you believe most significantly impact the VIE’s economic performance;
•	Tell us which party has the power to direct each of those activities; and
•	Explain how you considered the fact that you have assumed responsibility for constructing, operating, and maintaining the VIE’s waste-to-energy facility under fixed or substantially fixed-price contracts in evaluating your ability to direct the activities of the VIE that most significantly impact its economic performance.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

Response:

Background:

We and our joint venture partner formed a joint venture to bid on a project consisting of the design, financing, construction, operation, and ultimate transfer to the Norfolk County Council (“Authority”) of a 268,000 tonnes per annum energy-from-waste facility (“Facility”) to be located in Norfolk County, UK. We have expertise in the design, construction and operation of energy-from-waste facilities, and our joint venture partner has waste collection and disposal expertise in the U.K. market. Our joint venture was selected by the Authority as the preferred bidder for the project. The Facility has construction commencement and commercial operations target dates of 2014 and 2017, respectively, and will have a 25-year contract term.

A special purpose vehicle (“Project Co.”) was created for the purpose of entering into the project agreement with the Authority and obtaining third party financing from lenders. Project Co. is owned 50% by us and 50% by our joint venture partner. To limit lenders’ risk of Project Co.’s default on its debt service requirements, the lenders required Project Co. to minimize cash flow variability by contracting with other parties to transfer economic risks associated with constructing the Facility, operating and maintaining the Facility and marketing and contract management services. The formation of the following three entities and the contracts entered into between these entities, Project Co. and the Authority were all requirements imposed by the lenders in order for Project Co. to secure third-party financing.

1)	EPC Co. was created to provide engineering, procurement and construction (“EPC”) services to Project Co. and is 100% owned by us. Project Co. negotiated a firm lump-sum contract price with EPC Co. for the EPC services, and in turn, EPC Co. negotiated a firm lump-sum contract with a third-party for the EPC services. We consolidate EPC Co.

2)	O&M Co. was created to provide operations and management services (“O&M”) and ash disposal to Project Co. and is owned 75% by us and 25% by our joint venture partner. O&M Co. will operate the Facility, and Project Co. will pay a fixed fee per annum to O&M Co. for such services. We consolidate O&M Co.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

3)	Trade Co. was created to provide marketing and contract management services to Project Co. for third-party income (electricity, commercial and industrial waste, recycled metals, and possibly steam) and is owned 50% by us and 50% by our joint venture partner. It will primarily act as an agent for Project Co. and secure contracts on behalf of Project Co. for the sale of electricity generated by the Facility and Facility waste disposal capacity not committed under contract with the Authority. Project Co. pays Trade Co. a fee based on revenues generated from third-party contracts secured by Trade Co. on behalf of Project Co. We account for Trade Co. as an equity method investment.

Activities that most significantly impact the VIE’s economic performance:

Project Co. was created to:

•	Negotiate and execute a contract with the Authority for the design, financing, construction, operation, and ultimate transfer to the Authority of an energy-from-waste facility;
•	Negotiate and execute a contract with a counterparty for the construction of the Facility;
•	Obtain financing for the construction of the Facility;
•	Negotiate and execute a contract with a counterparty to provide O&M and ash disposal services for the Facility; and
•	Negotiate and execute a contract with a counterparty to secure contracts on behalf of Project Co. for the sale of electricity generated by the Facility and Facility waste disposal capacity not committed under contract with the Authority.

Parties having the power to direct each of those activities:

Pursuant to the Project Co. Shareholders’ Agreement, all major decisions of Project Co., including decisions underlying the significant activities summarized above, require either majority vote or unanimous consent of the directors or unanimous consent of the shareholders. We and our joint venture partner are the only shareholders in Project Co. We are equal shareholders, with each shareholder having the power to appoint an equal number of directors. As a result, we do not have more power than our joint venture partner to appoint or remove the Facility operator or enter into debt refinancing arrangements. Such decisions require mutual consent of the two parties. Furthermore, the 50/50 division of equity ownership in Project Co. reflects the parties’ intent to share power.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

As equity ownership in Project Co. is split equally between us and our joint venture partner, and the Shareholders’ Agreement provides that all major decisions require the consent of both parties, we have determined that power is shared. Per ASC 810-10-25-38D, if a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.

Considerations regarding the fact that we have assumed responsibility for constructing, operating, and maintaining the VIE’s waste-to-energy facility under fixed or substantially fixed-price contracts in evaluating our ability to direct the activities of the VIE that most significantly impact its economic performance:

We control and consolidate the entities that bear economic risk on construction and operating matters affecting the Facility. However, the fixed or substantially fixed-price contracts between Project Co. and these entities were a condition of the lender and were negotiated at the time of Project Co.’s formation and bid submission to the Authority. As noted above, all major decisions of Project Co. require either majority vote or unanimous consent of the directors or unanimous consent of the shareholders. As such, our joint venture partner shares equally in the power to direct the activities of Project Co. that most significantly impact its economic performance, as their approval was required in order for Project Co. to enter into the contracts with EPC Co. and O&M Co.

We also considered the guidance under ASC 810-10-25-38F and ASC 810-10-25-38G. The contracts for the EPC and O&M services are a result of lengthy and extensive negotiations with the joint venture partner. Although certain of our subsidiaries have assumed responsibility for EPC and O&M services, we did not identify an instance indicative of the Company having greater power than what is provided in the Project Co. Shareholders’ Agreement.

21. Segment and Related Information, page 133

4.	It appears that your evaluation of the economic similarity of your Areas was based, in large part, upon operating margins. It is unclear from your table on page 135 if you intended to use the terms “income from operations” and “operating margins” interchangeably or if they are intended to represent two different measures used to evaluate your segment operations. If the two measures are calculated in the same manner, please revise your future filings to refer to the measure in a consistent manner throughout your filing. If the measures are not the same, please revise to clarify how they are different and to present the measure or measures used by your chief operating decision maker to evaluate segment performance. Please refer to ASC 280-10-50-27 through 50-29 and ASC 280-10-55-29.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

Response:

We confirm that the terms “income from operations margins” and “operating margins” are not intended to represent two different measures. We will revise future filings to consistently refer to “income from operations margins” instead of “operating margins.”

5.	Please tell us what geographic areas are included in Tier 3 and the relative significance of each of those areas to the reportable segment as a whole. Please also explain specifically how you were able to determine that each of the geographic areas within Tier 3 had sufficient economic similarity to be aggregated within the same reportable segment.

Response:

In July 2012, we announced a reorganization of our operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of our geographic Areas from 22 to 17. The elimination of the four geographic Groups, effective in the fourth quarter of 2012, required us to reassess our operating segments, reportable segments and reporting units.

Based on the criteria set forth in ASC 280-10-50-12, we concluded that the Areas are the operating segments of the Company’s Solid Waste business post-reorganization. For purposes of determining reportable segments, we considered the aggregation criteria set forth in ACS 280-10-50-11 and concluded that the Areas can be aggregated into three reportable segments with similar economic characteristics, including similar income from operations margins.

We determined that our Areas meet the aggregation criteria in ASC 280-10-50-12 because our Solid Waste business is homogenous in nature. Also contributing to the conclusion that our Areas have similar economic characteristics are the following facts (1) they offer the same products and services (i.e., collection, recycling and disposal); (2) they use similar processes (i.e. we have standard operating procedures that are applied to all lines of business within each Area making the day-to-day operations within a hauling facility or at a landfill very similar to any other hauling facility or landfill), as well as sharing many centralized services, such as collections and cash disbursements; (3) they have similar customers (i.e., many of our large customers have national footprints that are served locally by many, if not all of, the Areas); (4) they use similar

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

methods for collection, transfer, recycling and disposal; and (5) they have a similar regulatory environment (we are subject to laws and regulations that apply across all lines of business, such as The Clean Air Act, Subtitle D, etc. although the specific application of the regulatory requirements by state do vary).

While all of the Areas have similar economic characteristics as noted above, their income from operations margins vary due to a variety of factors, including level of commercial and industrial activity; population density; service offering mix and disposal logistics, with no one factor being singularly determinative. As a result, the Areas have been aggregated into three Tiers, based in large part on a review of the Areas’ income from operations margins, and are expected to exhibit similar long-term financial performance.

Our reportable segment identified as Tier 3 includes five geographic areas that each constitute an operating segment, but none of which individually meet the quantitative criteria to be a separate reportable segment. Our five geographic areas that are included in Tier 3 are Pacific Northwest, Greater Mid Atlantic, Eastern Canada, Northern California and Puerto Rico. Based on 2012 gross revenues for each of these five areas as a percent of total Tier 3 segment revenues, the mean relative significance of the individual geographic areas is 22%, and no individual geographic area comprises more than 37% of Tier 3 total revenues.

The Tier 3 long-term historical income from operations margin as a percent of gross operating revenues was 15.4%. The income from operations margins for the geographic areas included in Tier 3 fall in a narrow band, ranging from 14.4% to 15.6%. The very similar historical income from operations margin results of these geographic areas, together with our qualitative understanding of our business in these areas, cause us to believe that these areas are so similar that they can be expected to have similar future prospects. We will regularly reevaluate our reportable segments to determine if divergence of economic characteristics warrants a realignment of our aggregations.

Form 10-Q for the Period Ended June 30, 2013

General

6.	Please address the above comments in your interim filings as well.

Response:

We acknowledge the Staff’s comment and confirm that we will do so.

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

3. Debt, page 8

7.	Please tell us how you considered the provisions of ASC 470-10-45-14 in determining that you had both the intent and ability to refinance $703 million of debt maturing or pricing within 12 months from June 30, 2013. If you are relying on the unused capacity of your revolving credit facility as a means to refinance this debt, please explain how you considered the fact that amounts available under the revolving facility could fluctuate (for example, due to obligations under letters of credit or other liquidity needs). Please refer to ASC 470-10-45-19.

Response:

On a quarterly basis, we assess our debt classification for reporting purposes in accordance with ASC 470-10-45-14, Intent and Ability to Refinance on a Long-Term Basis, which provides that short-term obligations shall be excluded from current liabilities only if (1) the Company intends to refinance the obligation on a long-term basis and (2) the Company’s intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing with either a post-balance-sheet-date issuance of a long-term obligation or a financing agreement that clearly permits the Company to refinance the short-term obligation on a long-term basis on terms that are readily determinable. Our quarterly analysis of short-term obligations as of June 30, 2013 was as follows:

Intent:

1)	$350 Million of Senior Notes Maturing March 15, 2014 – We intend to refinance this borrowing upon maturity by issuing additional senior notes prior to such maturity date. If such additional senior notes are not issued, we intend to seek alternate financing, which may include utilization of the available capacity under our $2.0 billion revolving credit facility, which matures in May 2016 (the “Facility”).

2)	Tax-Exempt Bonds Subject to Remarketing within 12 Months – We intend to effectively re-price the $577 million of tax-exempt bonds that require remarketing within the next 12 months. In the event that a remarketing is not successful, we intend to use available capacity under the Facility to meet our put obligation with respect to such tax-exempt bonds.

Ability:

In order to support the exclusion of a short-term obligation from current liabilities, ASC 470-10-45-14 provides that an existing financing agreement must meet the following criteria:

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

•	The financing agreement may not expire within one year of the balance sheet date,
•	The financing agreement may not be cancelable by the lender within one year of the balance sheet date,
•	There may not be any violations or expected violations of provisions set forth by the financing agreement, and
•	The lender with which the Company has entered into the financing agreement is financially capable of honoring the agreement.

The Facility meets all of the above criteria of an existing financing agreement. Accordingly, it may be relied upon to support our determination that the Company has the ability to refinance current obligations on a long-term basis, up to the amount of capacity available under the Facility. The Company uses the Facility to support financial assurance and liquidity needs. As a result, we also conduct a quarterly analysis of current and forecasted available capacity under the Facility.

As of June 30, 2013, there were $335 million of borrowings outstanding under the Facility and approximately $961 million of letters of credit outstanding, reducing the available capacity under the Facility to $704 million. In accordance with ASC 470-10-45-19, we also reviewed forecasted capacity under the Facility for the next 12 months to appropriately consider any (1) expected increases in financial assurance requirements; (2) expected reallocation of outstanding letters of credit as a result of changes in availability under alternative financial assurance resources; and (3) expected net borrowings or repayments of outstanding advances. Based on this analysis, the minimum available forecasted capacity under the Facility during the next 12 months was projected to be $703 million.

Conclusion:

Based upon the above, we concluded that (1) the Company had the intent to refinance $927 million of short-term obligations on a long-term basis and (2) the Company had the ability to use up to $703 million of credit capacity under the Facility to refinance such current obligations as of June 30, 2013 as they come due if alternate long-term debt instruments are not issued.

*      *      *      *

Letter to Mr. John Cash

United States Securities and Exchange Commission

October 1, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 394-2360.

Sincerely,

/s/ Don P. Carpenter

Mr. Don P. Carpenter

Vice President & Chief Accounting Officer

cc:	Ms. Lisa Etheredge, United States Securities and Exchange Commission
Mr. Al Pavot, United States Securities and Exchange Commission

Waste Management, Inc.:
Mr. Patrick W. Gross, Chairman – Audit Committee
Mr. W. Robert Reum, Chairman of the Board
Mr. David P. Steiner, President and Chief Executive Officer
Mr. James C. Fish, Jr., Executive Vice President & Chief Financial Officer
Mr. Rick L Wittenbraker, Senior Vice President & General Counsel